UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

Smithfield Foods, Inc. 401(k) Plan

Consent of Independent Registered Public Accounting Firm

Plan Administrator

Smithfield Foods, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Smithfield Foods, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for the year ended December 31, 2003. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia

March 9, 2005

Smithfield Foods, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2003	2002
Investments	$117,928,424	$54,556,294

Receivables
Participant contributions	249,443	274,457
Employer contributions	79,154	559,863
Interest and dividends	—	26,570

Total receivables	328,597	860,890

Net assets available for benefits	$118,257,021	$55,417,184

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$11,233,577
Interest and dividends	1,231,958

12,465,535

Contributions
Participant	10,000,765
Employer	2,246,098

12,246,863

Assets transferred from merged plans	45,432,819

Total additions	70,145,217

Deductions from net assets attributed to
Benefits paid to participants	7,064,416
Administrative fees	240,964

Total deductions	7,305,380

Net change	62,839,837

Net assets available for benefits
Beginning of year	55,417,184

End of year	$118,257,021

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of Plan

The following description of the Smithfield Foods, Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions

General

The Plan is a defined contribution plan established by Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of Smithfield Foods, Inc. and affiliated employers that have adopted the Plan (collectively Company). Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18. To be eligible for discretionary profit sharing contributions a participant must have completed a year of service, as defined, and attained age 18. The Plan excludes union employees and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make a profit sharing contribution at the discretion of the board of directors. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 11.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2003 forfeited nonvested accounts totaled $120,356. These accounts will be used to reduce employer contributions and pay plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2003	2002
Barclays Global Equity Index fund, 1,280,148 shares	$12,878,285	$	*
Calamos Growth Fund – Class A, 143,738 shares	6,436,591		*
MFS Value Fund, 349,828 shares	7,115,502		*
Smithfield Foods, Inc. common stock, 783,007 and 756,412 shares, respectively	16,208,247		15,029,997
Strong Advisor Large Company Core Fund, 812,498 shares	8,807,479		*
Templeton Foreign Large Value Fund, 762,841 shares	8,116,628		*
Strong Large Company Growth Fund, 906,916 shares	12,116,397		*
Strong Stable Value Fund, 20,748,615 units	20,748,615		*
Barclays Lifepath 2020 Fund, 481,973 shares	6,810,277		*
Charles Schwab Stable Value Fund	*		8,485,764
Schwab 1000 Fund, 328,024 shares	*		8,154,679
Davis New York Venture Fund, 194,806 shares	*		4,079,228
ING International Value Fund, 376,486 shares	*		3,874,036
Pimco Total Return Fund, 344,988 shares	*		3,681,020

*	Investment does not represent 5 percent of net assets available for benefits.

During 2003, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$9,464,004
Common stock	1,556,850
Common collective trust	212,723

$11,233,577

4.	Related Party Transactions

The Plan invests in certain funds managed by and participant directed brokerage accounts held by Strong Investments, Inc. Strong Investments, Inc. is an affiliate of UMB Bank, N.A., the trustee. The Plan also invests in Smithfield Foods, Inc. common stock. At December 31, 2003 and 2002, the Plan held 783,007 and 756,412 shares, respectively, of Smithfield Foods, Inc.

Prior to August 1, 2003, the Plan invested in certain funds managed by the trustee, The Charles Schwab Trust Company, or its affiliates.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated January 30, 2004, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.	Assets Transferred from Merged Plans

During 2003, certain affiliated employers adopted the Plan and transferred assets from their predecessor plans as follows:

Moyer Packing Company	$26,716,270
Smithfield Companies, Inc.	808,065
Stefano Foods, Inc.	900,585
Quik-to-Fix Foods, Inc.	1,280,136
Packerland Processing Company, Inc.	12,727,763

$45,432,819

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

* * * * *

Supplemental Schedule I

Smithfield Foods, Inc. 401(k) Plan

Schedule of Delinquent Contributions

Schedule H, Line 4a

EIN 52-0845861	Plan 002

December 31, 2003

Total that constitute non-exempt prohibited transactions
Participant contributions transferred late to the plan for plan year	Contributions not corrected	Contributions corrected outside VFC program	Contribution pending correction in VFC program	Total fully corrected under VFC program and PTE 2002-51
$179,580	$179,580	$—	$—	$—

Late contributions were remitted by the plan sponsor in 2003 and early 2004. Lost earnings will be remitted into the plan in 2004.

See report of independent registered public accounting firm.

Supplemental Schedule II

Smithfield Foods, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 52-0845861	Plan 002

December 31, 2003

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
Barclays Global Investors	1,280,148	Global Equity Index Fund	$12,878,285
Calamos	143,738	shares of Calamos Growth Fund - Class A	6,436,591
Lord Abbett	27,456	shares of Lord Abbett Mid-Cap Value Fund	516,988
MFS	349,828	shares of Value Fund	7,115,502
* Smithfield Foods, Inc.	783,007	shares of Smithfield Foods, Inc. common stock	16,208,247
* Strong Investments, Inc.	812,498	shares of Advisor Large Company Core Fund - Class K	8,807,479
* Strong Investments, Inc.	64,529	shares of Advisor Small Cap Value Fund	1,776,471
* Strong Investments, Inc.	906,916	shares of Large Company Growth Fund	12,116,397
Templeton	762,841	shares of Foreign Large Value Fund - Class A	8,116,628
* Pimco	513,245	shares of Pimco Total Return Fund	5,496,857
* Strong Investments, Inc.	419,840	shares of Government Securities Fund	4,567,861
* Strong Investments, Inc.	20,748,615	shares of Stable Value Fund	20,748,615
Barclays Global Investors	13,058	shares of Lifepath 2010 Fund	160,608
Barclays Global Investors	481,973	shares of Lifepath 2020 Fund	6,810,277
Barclays Global Investors	26,855	shares of Lifepath 2030 Fund	379,468
Barclays Global Investors	13,888	shares of Lifepath 2040 Fund	214,844
Barclays Global Investors	20,574	shares of Lifepath Retirement Fund	226,930
* Strong Investments, Inc.		participants directed brokerage accounts	227,662
Participant loans		Maturing through June 2028, interest rate ranging from
		4.25% to 11.50%, secured by participant accounts	5,122,714

			$117,928,424

MFS - Massachusetts Financial Services

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. 401(k) PLAN

Smithfield Foods, Inc.
(as Plan Administrator)

Date: March 17, 2005	By:	/s/ Daniel G. Stevens
Daniel G. Stevens
Vice President and Chief Financial
Officer

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm.